Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Description of Securities

The following description of the capital stock of CEVA, Inc., is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.1 is a part. For additional information, we encourage you to read the Certificate of Incorporation, the Bylaws, and the applicable laws of the state of Delaware.

Authorized Capital Shares

Our authorized capital shares consist of 45,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per share, which may be issued from time to time in one or more series (“Preferred Stock”). As of December 31, 2019, 21,839,369 shares of Common Stock were outstanding.

As of December 31, 2019, no Preferred Stock was issued or outstanding. However, the board of directors may issue up to 5,000,000 shares of Preferred Stock with the designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, exchange rights, voting rights, redemption rights (including sinking and purchase fund provisions), and dissolution preferences as it determines.

The issuance of our Preferred Stock, while potentially providing flexibility in connection with possible acquisitions and other corporate purposes, could increase the difficultly for a third party to acquire, or delay or deter a third party from attempting to acquire, a majority of our outstanding voting stock.

Voting Rights

The holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by our stockholders. There is no provision for cumulative voting with regard to the election of directors.

Dividend Rights

The board of directors may declare a dividend out of funds legally available therefore and the holders of Common Stock are entitled to receive ratably any such dividends.

Liquidation Rights

Subject to the rights of holders of Preferred Stock, if any, in the event of a liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets legally available for distribution to our stockholders.

Other Rights and Preferences

Holders of Common Stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Additional Provisions that Could Delay or Prevent a Change in Control

Our Certificate of Incorporation and Bylaws contain provisions that may prevent or discourage a third party from acquiring us, even if the acquisition would be beneficial to our stockholders. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our Bylaws also place limitations on the authority to call a special meeting of stockholders. We have advance notice procedures for stockholders desiring to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders. The advanced notice timeframe is more restrictive for matters of mergers or consolidations of the corporation or a sale, lease or exchange of all or substantially all of our assets. In addition, these factors may also adversely affect the market price of our Common Stock, and the voting and other rights of the holders of our Common Stock.

Listing

The Common Stock is traded on NASDAQ Global Market under the trading symbol “CEVA.”